UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

Ixia
(Name of Issuer)
Common Stock
(Title of Class of Securities)
45071R109
(CUSIP Number)
December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	45071R109

1	NAMES OF REPORTING PERSONS Errol Ginsberg

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

402,657 shares(1)

	6	SHARED VOTING POWER

4,827,986 shares held by the Errol Ginsberg and Annette R. Michelson Family Trust dated October 13, 1999, the voting power of which is shared by Errol Ginsberg and Annette R. Michelson (Mr. Ginsberg’s spouse) as the trustees thereof.

	7	SOLE DISPOSITIVE POWER

402,657 shares(1)

	8	SHARED DISPOSITIVE POWER

4,827,986 shares held by the Errol Ginsberg and Annette R. Michelson Family Trust dated October 13, 1999, the dispositive power of which is shared by Errol Ginsberg and Annette R. Michelson as the trustees thereof.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,230,643 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Includes 366,875 shares subject to options held by Mr. Ginsberg which are exercisable or become exercisable within 60 days after December 31, 2010.

Page 2 of 9 Pages

CUSIP No.	45071R109

1	NAMES OF REPORTING PERSONS Annette R. Michelson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

0 shares

	6	SHARED VOTING POWER

4,827,986 shares held by the Errol Ginsberg and Annette R. Michelson Family Trust dated October 13, 1999, the voting power of which is shared by Annette R. Michelson and Errol Ginsberg (Ms. Michelson’s spouse) as the trustees thereof.

	7	SOLE DISPOSITIVE POWER

0 shares

	8	SHARED DISPOSITIVE POWER

4,827,986 shares held by the Errol Ginsberg and Annette R. Michelson Family Trust dated October 13, 1999, the dispositive power of which is shared by Annette R. Michelson and Errol Ginsberg as the trustees thereof.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,827,986 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

Page 3 of 9 Pages

CUSIP No.	45071R109

1	NAMES OF REPORTING PERSONS The Errol Ginsberg and Annette R. Michelson Family Trust dated October 13, 1999 (the “Ginsberg and Michelson Family Trust”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

0 shares

	6	SHARED VOTING POWER

4,827,986 shares, the voting power of which is shared by Errol Ginsberg and Annette R. Michelson as trustees of the Ginsberg and Michelson Family Trust.

	7	SOLE DISPOSITIVE POWER

0 shares

	8	SHARED DISPOSITIVE POWER

4,827,986 shares, the dispositive power of which is shared by Errol Ginsberg and Annette R. Michelson as trustees of the Ginsberg and Michelson Family Trust.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,827,986 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

Page 4 of 9 Pages

CUSIP No.	45071R109

Item 1(a)	Name of Issuer:

Ixia

Item 1(b)	Address of Issuer’s Principal Executive Offices:

26601 West Agoura Road, Calabasas, CA 91302

Item 2(a)	Name of Person Filing:

This Statement is being filed jointly by Errol Ginsberg, Annette R. Michelson and the Errol Ginsberg and Annette R. Michelson Family Trust dated October 13, 1999, who are sometimes collectively referred to as the “Reporting Persons.” Mr. Ginsberg is the Chairman of the Board and Chief Innovation Officer of the Issuer. Ms. Michelson is the spouse of Mr. Ginsberg.

Item 2(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of the Reporting Persons is c/o Ixia, 26601 West Agoura Road, Calabasas, California 91302.

Item 2(c)	Citizenship:

Mr. Ginsberg and Ms. Michelson are United States citizens. The Errol Ginsberg and Annette R. Michelson Family Trust dated October 13, 1999 is a trust established under the laws of the State of California.

Item 2(d)	Title of Class of Securities:

Common Stock

Item 2(e)	CUSIP Number:

45071R109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) ☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

Page 5 of 9 Pages

CUSIP No.	45071R109

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution.

Not applicable

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

The following information with respect to the ownership of Ixia’s Common Stock by the Reporting Persons is provided as of December 31, 2010, the last day of the year covered by this Statement:

	(a)	Amount beneficially owned: See Row 9 of cover page for each Reporting Person.

With respect to the aggregate amount of shares beneficially owned by Mr. Ginsberg, such amount includes 366,875 shares subject to stock options which are exercisable or become exercisable within 60 days after December 31, 2010.

With respect to the aggregate amount of shares beneficially owned by Ms. Michelson, such amount excludes an aggregate of 402,657 shares beneficially owned by Mr. Ginsberg (Ms. Michelson’s spouse) as to which Ms. Michelson disclaims beneficial ownership. This report shall not be deemed an admission that Ms. Michelson is the beneficial owner of such 402,657 shares for purposes of Section 13(d) or 13(g) of the Act or for any other purpose.

	(b)	Percent of class: See Row 11 of cover page for each Reporting Person.

	(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.

(ii) Shared power to vote or to direct the vote: See Row 6 of cover page for each Reporting Person.

(iii) Sole power to dispose or to direct the disposition of: See Row 7 of cover page for each Reporting Person.

Page 6 of 9 Pages

CUSIP No.	45071R109

(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

Instruction: For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Instruction: Dissolution of a group requires a response to this item. Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

To the best knowledge of each of the Reporting Persons, no person other than each of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ixia Common Stock owned by the Reporting Persons.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certifications:

Not applicable

Page 7 of 9 Pages

CUSIP No.	45071R109
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2011

/s/ Errol Ginsberg
Errol Ginsberg (Signature)

/s/ Annette R. Michelson
Annette R. Michelson (Signature)

THE ERROL GINSBERG AND ANNETTE R. MICHELSON FAMILY TRUST DATED OCTOBER 13, 1999
By:	/s/ Errol Ginsberg
Errol Ginsberg, Trustee (Signature)

By:	/s/ Annette R. Michelson
Annette R. Michelson, Trustee (Signature)
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.
Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Page 8 of 9 Pages

CUSIP No.	45071R109
EXHIBIT INDEX

Exhibit Number	Exhibit	Page

1	Agreement to File Joint Statements on Schedule 13G(2)	Page 9 of 9 pages

(2)	Incorporated by reference to the Reporting Persons’ Amendment No. 3 to Schedule 13G filed with the Commission on February 6, 2004.

Page 9 of 9 Pages